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                                                               EXHIBIT 99(a)(16)


NEWS RELEASE
C-99046

Media Contact:
Kim Quirk  972-480-6878



                TEXAS INSTRUMENTS CLOSES TENDER OFFER FOR SHARES
                         OF INTEGRATED SENSOR SOLUTIONS

        Dallas (August 16, 1999) - Texas Instruments Incorporated (NYSE:TXN) today announced that its tender offer to acquire all outstanding common stock of Integrated Sensor Solutions, Inc. (ISS)(NASDAQ:INSR) at a cash price of $8.05 per share expired as scheduled on August 13, 1999. TI accepted for purchase all shares tendered and not withdrawn prior to the expiration of the offer, which was 7,814,202 shares of ISS common stock representing approximately 98.4% of the outstanding shares.

        TI will complete its acquisition by merging ISS with Sensor Acquisition Corporation, a wholly owned TI subsidiary. All ISS common stock not acquired in the tender offer will be converted in the merger into the right to receive $8.05 per share in cash. The merger will occur promptly.

NOTE TO EDITORS: Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's products also include calculators, controls and sensors, metallurgical materials and digital light processing technologies. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com


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